California Labs, Inc.



ANNUAL REPORT

1540 Market St

San Francisco, CA 94102

0

www.joinloop.com

This Annual Report is dated April 28, 2022.

BUSINESS

Loop by California Labs, Inc. ("Loop") makes a private social networking app and connected digital photo frame. We sell the frame both direct to consumer and through online sales channels. Customers download our app through the Apple App store and the Google Play store and use to share pictures, videos and stay connected with their family in a private setting. We also have an optional subscription service that provides cloud backup for pictures and video and unlocks other software features.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $5,161,210.35

Use of proceeds: Product development of Loop2. Marketing of Loop 1 and Loop2.

Date: February 23, 2022

Offering exemption relied upon: 506(c)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue: Revenue grew approximately 300% as we had a full year of our new "Loop2" product in the market as compared to 2020 where we had just launched Loop2 in Q4.

Cost of Revenue: Cost of revenue was up 232% as unit sales increased. On a % of sales basis, cost of revenue is down due to lower unit costs.

Gross Margins: Gross margins increased from 45% to 62% as unit costs decreased.

Expenses: Expenses increased 16% to 1,191,698 while revenue grew over 300% in the same period, showing an improvement in efficiency.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $40,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Manufactured Networks Inc.

Amount Owed: $456,750.00

Interest Rate: 20.0%

Maturity Date: June 30, 2022

Creditor: Brian Gannon

Amount Owed: $75,000.00

Interest Rate: 5.0%

Maturity Date: December 28, 2022

Creditor: Brian Gannon

Amount Owed: $60,000.00

Interest Rate: 5.0%

Maturity Date: December 28, 2022

Creditor: Frances Cummings

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: June 08, 2022

Creditor: Frances Cummings

Amount Owed: $25,000.00

Interest Rate: 5.0%

Maturity Date: December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brian Gannon

Brian Gannon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: March 07, 2014 - Present

Responsibilities: Brian manages and runs the business. He currently receives a salary of $150,000 per year. He is the current majority shareholder of the company.

Position: Board of Directors

Dates of Service: March 07, 2014 - Present

Responsibilities: Vote on major company decisions.

Name: Brad O'Neill

Brad O'Neill's current primary role is CEO of Betterwise Learning. Brad O'Neill currently services 2 hours per month in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April 27, 2017 - Present

Responsibilities: Brad operates as a Director of the company on the Board of Directors where he votes on major company decisions and provides advice. Brad does not currently receive equity or salary for this role.

Other business experience in the past three years:

Employer: Betterwise Learning

Title: CEO

Dates of Service: October 01, 2020 - Present

Responsibilities: Brad is the Chief Executive Officer

Other business experience in the past three years:

Employer: Depot Global

Title: CEO

Dates of Service: September 01, 2017 - September 01, 2018

Responsibilities: Chief Executive Officer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Brian Gannon

Amount and nature of Beneficial ownership: 5,850,000

Percent of class: 33.5804

RELATED PARTY TRANSACTIONS

Name of Entity: Brian Gannon

Relationship to Company: Director

Nature / amount of interest in the transaction: Brian Gannon lent the company $135,000 for working capital.

Material Terms: The interest rate is 5% and maturity date is 12/22/2022

OUR SECURITIES

Common Stock

The amount of security authorized is 21,000,000 with a total of 11,586,604 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the

Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 3,876,572 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 961,861 of shares to be issued pursuant to stock options, reserved but unissued.

Bylaws: Section 5.4: Right of First Refusal

5.4.1 If a holder of any security of the Corporation (a "Security Holder") desires to transfer, assign, encumber or otherwise dispose of any security of the Corporation (a "Security" or "Securities"), whether voluntarily or by operation of law or by gift or otherwise, (each, a "Transfer"), then such Security Holder first shall give written notice (the "Notice") thereof to the Corporation. A Transfer shall be deemed to include any transfer of securities of a Security Holder that is an entity by one or more holders of securities thereof or any issuance of securities by a Security Holder that is an entity. The Notice shall state (a) the Security Holder's bona fide intention to sell or otherwise transfer a Security; (b) the name and address of each proposed purchaser or other transferee (the "Proposed Transferee"); (c) the number and type of the Security to be transferred to each Proposed Transferee; (d) the bona fide cash price or other consideration for which the Security Holder proposes to transfer the Security (the "Offered Price"); (e) a description of such Security Holder's relationship to or affiliation with the proposed transferee(s); (f) all other terms and conditions of the proposed transfer; and (g) that the Security Holder acknowledges this Notice is an offer to sell the Security to the Corporation and/or its assignee(s) pursuant to the Corporation's Right of First Refusal (as defined below) at the Offered Price as provided for in these Bylaws.

5.4.2 In addition to any other limitation on transfer created by applicable securities laws, these Bylaws or contract, before any Security may be Transferred, the Corporation and/or its assignee(s) will have a right of first refusal to purchase the Securities to be sold or transferred (the "Offered Securities") on the terms and conditions set forth in this Section 5.4 (the "Right of First Refusal").

(a) Notice of Proposed Transfer.

(b) Exercise of Right of First Refusal. At any time within thirty (30) days after the date of the Notice, the Corporation and/or its assignee(s) may, by giving written notice to the Security Holder, elect to purchase all (or, with the consent of the Security Holder, less than all) of the Securities proposed to be transferred to any one or more of the Proposed Transferees named in the Notice, at the purchase price determined in accordance with subsection (b) below.

(b) Purchase Price. The purchase price for the Securities purchased under this Section 5.4 will be the Offered Price, provided that if the Offered Price consists of no legal consideration (as, for example, in the case of a transfer by gift), the purchase price will be the fair market value of the Securities as determined in good faith by the Board. If the Offered Price includes consideration other than cash, then the value of the non-cash consideration, as determined in good faith by the Board, will conclusively be deemed to be the cash equivalent value of such non-cash consideration.

(c) Payment. Payment of the purchase price for the Securities will be payable, at the option of the Corporation and/or its assignee(s) (as applicable), by check or by cancellation of all or a portion of any outstanding indebtedness owed by the Security Holder to the Corporation (or to such assignee, in the case of a purchase of Offered Securities by such assignee) or by any combination thereof. The purchase price will be paid without interest within sixty (60) days after the Corporation's receipt of the Notice, or, at the option of the Corporation and/or its assignee(s), in the manner and at the time(s) set forth in the Notice.

(d) Holder's Right to Transfer. If the Securities proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Corporation and/or its assignee(s) as provided in this Section 5.4, then the Security Holder may Transfer such Offered Securities to each Proposed Transferee at the Offered Price or at a higher price, provided that (i) such Transfer is consummated within ninety (90) days after the date of the Notice, (ii) any such Transfer is effected in compliance with all applicable securities laws, and (iii) each Proposed Transferee agrees in writing that the provisions of this Section 5.4 will continue to apply to the Securities in the hands of such Proposed Transferee. If the Securities described in the Notice are not transferred to each Proposed Transferee within such ninety (90) day period, then a new Notice must be given to the Corporation, pursuant to which the Corporation will again be offered the Right of First Refusal before any Securities held by the Holder may be sold or otherwise transferred.

5.4.3 Notwithstanding anything to the contrary in this Section 5.4, each of the following Transfers (each a "Permitted Transfer") will be exempt from the Right of First Refusal:

(a) any repurchase or redemption of a Security by the Corporation: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares (including the purchase of such shares by the Corporation's assignee);

(b) any transfer by gift or pursuant to domestic relations orders to a Security Holder's Immediate Family (as defined below) or a trust for the benefit of the Security Holder or the Security Holder's Immediate Family. As used herein, the term "Immediate Family" will mean Security Holder's spouse or Spousal Equivalent, the lineal descendant or antecedent, or brother or sister, of Security Holder or Security Holder's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, or brother or sister, of Security Holder or Security Holder's spouse or Spousal Equivalent, whether or not any of the above are adopted. As used herein, a person is deemed to be a "Spousal Equivalent" provided the following circumstances are true: (i) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (ii) they intend to remain so indefinitely, (iii) neither are married to anyone else, (iv) both are at least eighteen (18) years of age and mentally competent to consent to contract, (v) they are not related by blood to a degree of closeness that would prohibit legal marriage in the state in which they legally reside, (vi) they are jointly responsible for each other's common welfare and financial obligations, and (vii) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely. For the sake of clarification, multiple transfers of a Security may be made, by gift or pursuant to domestic relations orders, back and forth between a Security Holder and a trust for the benefit of the Security Holder or the Security Holder's Immediate Family;

(c) any transfer effected pursuant to the Security Holder's will or the laws of intestate succession; and/or

(d) any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum; notwithstanding the foregoing, if a Permitted Transfer is approved pursuant to this paragraph (d) and the Securities of the transferring party are subject to co-sale rights (the "Co-Sale Rights"), the persons and/or entities entitled to the Co-Sale Rights shall be permitted to exercise their respective Co-Sale Rights in conjunction with this specific Permitted Transfer without any additional approval of the Board; provided, however, that each transferee, assignee, or other recipient of any interest in the Security shall, as a condition to the transfer, agree to be bound by all of the restrictions set forth in these Bylaws.

5.4.4 The Corporation shall place an appropriate legend on the certificates for Shares referring to the restrictions on transfer contained in this Section 5.4.

5.4.5 The Right of First Refusal will terminate as to all securities of the Corporation immediately prior to the closing of any registered initial public offering of the Corporation.

Preferred Stock

The amount of security authorized is 6,000,000 with a total of 5,834,262 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series, each of such series to ocnsist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as state or expressed herein. As of the effective date of the Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock".

Main Convertible Note

The security will convert into Preferred stock and the terms of the Main Convertible Note are outlined below:

Amount outstanding: $5,161,210.35

Maturity Date: September 08, 2022

Interest Rate: 3.0%

Discount Rate: 10.0%

Valuation Cap: $8,500,000.00

Conversion Trigger: Qualified equity round of greater than $3M

Material Rights

There are no material rights associated with Main Convertible Note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development of our Loop and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Loop (California Labs) was formed on March 7, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Loop has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

Lopo has a short history. If you are investing in this company, it's because you think that Loop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, software hosting, software services and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Loop or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Loop could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Software

Loop's software relies on 3rd parties such as Amazon web services and Google. Disruptions to these services can impact our customers and therefore our ability to grow our revenue.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

California Labs, Inc.

By /s/ *Brian Gannon*

    Name: California Labs, Inc.

    Title: CEO and Principal Financial Officer

Exhibit A

FINANCIAL STATEMENTS

CALIFORNIA LABS, INC. DBA LOOP

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
California Labs, Inc. DBA Loop
San Francisco, California

We have reviewed the accompanying financial statements of California Labs, Inc. DBA Loop (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2022
Los Angeles, California

CALIFORNIA LABS INC. DBA LOOP
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 226,664	$ 553,751
Inventories	768,858	436,712
Prepaids and other current asset	800	-
Total current assets	**996,322**	**990,463**
Property and Equipment, net	-	898
Intangible Assets	512,224	337,310
Total assets	**$ 1,508,546**	**$ 1,328,671**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 6,169	$ 3,520
Current portion of Convertible Notes	4,694,241	-
Current portion of Promissory Note and Loans	141,500	66,600
Other current liabilities	288,532	291,413
Total current liabilities	**5,130,442**	**361,533**
Convertible Notes	-	4,489,446
Promissory Note and Loans	-	163,800
Total liabilities	**5,130,442**	**5,014,779**
STOCKHOLDERS EQUITY		
Common Stock	67	67
Preferred Stock	59	58
Additional Paid in Capital	3,811,039	3,149,622
Retained earnings/(Accumulated Deficit)	(7,433,060)	(6,835,855)
Total stockholders' equity	**(3,621,895)**	**(3,686,108)**
Total liabilities and stockholders' equity	**$ 1,508,546**	**$ 1,328,671**

See accompanying notes to financial statements.

CALIFORNIA LABS INC. DBA LOOP
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	770,496	$	225,588
Cost of goods sold		287,418		124,063
Gross profit		483,078		101,525
Operating expenses				
General and administrative		487,665		462,500
Research and Development		514,395		298,312
Sales and marketing		189,638		267,038
Total operating expenses		1,191,698		1,027,850
Operating income/(loss)		(708,620)		(926,325)
Interest expense		13,525		9,124
Other Loss/(Income)		(124,940)		-
Income/(Loss) before provision for income taxes		(597,205)		(935,449)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(597,205)**	**$**	**(935,449)**

See accompanying notes to financial statements.

CALIFORNIA LABS INC. DBA LOOP
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Preferred Stock - Series Seed		Additional Paid in	Retained earnings/	Total
(in , $US)	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Shareholders' Equity
Balance—December 31, 2019	**6,748,171**	**$ 67**	**5,834,262**	**$ 58**	**$ 3,102,013**	**$ (5,900,407)**	**$ (2,798,268)**
Shared Based Compensation					71,766		71,766
Capital distribution	-	-	-	-	(24,157)	-	(24,157)
Net income/(loss)	-	-	-	-	-	(935,449)	(935,449)
Balance—December 31, 2020	6,748,171	$ 67	5,834,262	$ 58	$ 3,149,622	$ (6,835,855)	**$ (3,686,108)**
Shared Based Compensation					110,690		110,690
Capital contribution	-	-	-	-	550,728	-	550,728
Net income/(loss)	-	-	-	-	-	(597,205)	(597,205)
Balance—December 31, 2021	**6,748,171**	**$ 67**	**5,834,262**	**$ 58**	**$ 3,811,039**	**$ (7,433,060)**	**$ (3,621,896)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(597,205)	$	(935,449)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		898		1,955
Amortization of intangible assets		32,337		32,337
Shared-based Compensation		110,690		71,766
Changes in operating assets and liabilities:				
Inventories		(332,146)		106,162
Prepaids and other current asset		(800)		
Accounts Payable		2,649		3,520
Deferred revenue				
Other current liabilities		(2,881)		25,399
Net cash provided/(used) by operating activities		**(786,458)**		**(694,310)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible asset		(207,251)		-
Net cash provided/(used) in investing activities		**(207,251)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		550,728		-
Capital distribution		-		(24,157)
Borrowing on Convertible Note		204,795		864,483
Borrowing on Loan and Promissory Note		-		60,400
Repayment of Loan and Promissory Note		(88,900)		-
Net cash provided/(used) by financing activities		**666,623**		**900,726**
Change in cash		(327,087)		206,416
Cash—beginning of year		553,751		347,335
Cash—end of year	$	**226,664**	$	**553,751**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	13,525	$	9,124
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

California Labs Inc. DBA Loop was formed on March 7, 2014, in the state of Delaware. The financial statements of California Labs Inc. DBA Loop (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, CA.

California Labs has taken its first step into this jungle with the recent launch of Loop, a new category of family communication devices designed to allow relatives to more selectively, and easily share video and photos among a smaller, more intimate circle of contacts. Loop is a digital frame and easy to use app, that lets you instantly share pictures and video with your family from anywhere in the world.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $303,751, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to component inventory which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its application and software development, website and industrial design which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

California Labs Inc. DBA Loop is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its subscription for the use of its application.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $189,638 and $267,038, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021		2020	
Component inventory	$	377,330	$	436,712
Finished goods		391,528		
Total Inventories	$	**768,858**	$	**436,712**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2021		2020	
Prepaid expenses	$	800	$	-
Total Prepaids and Other Curren	$	800	$	-

Other current liabilities consist of the following items:

As of December 31,	2021		2020	
Accrued interest	$	122,887	$	109,493
Tax liabilities		-		16,275
Salaries Payable		165,645		165,645
Total Other Current Liabilities	$	**288,532**	$	**291,413**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computers & Equipment	$ 62,114	$ 62,114
Property and Equipment, at Cost	62,114	62,114
Accumulated depreciation	(62,114)	(61,216)
Property and Equipment, Net	$ -	$ 898

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $898 and $1,955, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2020	2019
App Development	$ 463,077	255,826
Industrial Design	4,260	4,260
Video Design and Production	136,475	136,475
Website Design	86,334	86,334
Other	2,163	2,163
Intangible assets, at cost	692,309	485,057
Accumulated amortization	(180,084)	(147,747)
Intangible assets, Net	$ 512,224	$ 337,310

Amortization expenses for intangible assets for the fiscal year ended December 31, 2021, and 2020 were in the amount of $32,337 and $32,337 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (32,337)
2023	(32,337)
2024	(32,337)
2025	(32,337)
Thereafter	(382,876)
Total	$ (512,224)

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 21,000,000 shares of Common Shares with a $0.00001 par value. As of December 31, 2021, and December 31, 2020, 6,748,171 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 6,000,000 shares of Preferred Shares with a $0.00001 par value. As of December 31, 2021, and December 31, 2020, 5,834,262 shares have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 4,838,433 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	3,650,000	$ 0.08	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	3,650,000	$ 0.08	7.92
Exercisable Options at December 31, 2020	3,650,000	$ 0.08	7.92
Granted	231,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	3,881,000	$ 0.08	6.92
Exercisable Options at December 31, 2021	3,881,000	$ 0.08	6.92

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $110,690 and $71,766, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Frances Cummings	$ 10,000	5.00%	6/18/2019	6/18/2022	$ 500	$ 500	$ 8,000	$ -	$ 8,000	$ 500	$ 500	$ -	$ 8,000	$ 8,000
Promissory Note -Frances Cummings	$ 25,000	5.00%	12/31/2018	12/31/2021	$ -	$ -	$ 11,140	$ -	$ 11,140	$ 1,250	$ 1,250	$ 25,000	$ -	$ 25,000
Promissory Note -Brian Gannon	$ 60,000	5.00%	12/28/2018	12/28/2022	$ 3,000	$ 3,000	$ 47,500	$ -	$ 47,500	$ 3,000	$ 3,000	$ -	$ 60,000	$ 60,000
Promissory Note -Brian Gannon	$ 75,000	5.00%	12/28/2018	12/28/2022	$ 3,750	$ 3,750	$ 75,000		$ 75,000	$ 3,750	$ 3,750	$ -	$ 75,000	$ 75,000
PPP Loan- 1st tranche (Blue Ridge Bank, National Association)	$ 62,400	1.00%	4/21/2020	Forgiven	$ -	$ -	$ -	$ -	$ -	$ 624	$ 624	$ 41,600	$ 20,800	$ 62,400
PPP loan- 2nd tranche (The Loan Source, Inc)	$ 62,400	1.00%	1/29/2021	Forgiven	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total					$ 7,250	$ 7,250	$ 141,640	$ -	$ 141,640	$ 9,124	$ 9,124	$ 66,600	$ 163,800	$ 230,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 154,120
2023	12,480
2024	12,480
2025	12,480
2026	12,480
Thereafter	-
Total	$ 204,040

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2017 Convertible Notes	$ 1,625,000	0.00%	Fiscal Year 2017	10/31/2022	-	-	1,625,000	-	1,625,000	-	-	-	$ 1,625,000	1,625,000
2018 Convertible Notes	$ 897,000	0.00%	Fiscal Year 2018	10/31/2022	-	-	897,000	-	897,000	-	-	-	$ 897,000	897,000
2019 Convertible Notes	$ 1,102,963	0.00%	Fiscal Year 2019	10/31/2022	-	-	1,102,963	-	1,102,963	-	-	-	$ 1,102,963	1,102,963
2020 Convertible Notes	$ 864,483	0.00%	Fiscal Year 2020	10/31/2022	-	-	864,483	-	864,483	-	-	-	864,483	864,483
2021 Convertible Notes	$ 204,795	3.00%	Fiscal Year 2021	10/31/2022	6,144	6,144	204,795	-	204,795	-	-	-	-	-
Total					$ 6,144	$ 6,144	$ 4,694,241	$ -	$ 4,694,241	$ -	$ -	$ -	$ 4,489,446	$ 4,489,446

The convertible notes are convertible into Common Shares at a conversion price. Conversion price means an amount equal to the lower of (a) 90% of the lowest per share selling price of Conversion Stock sold by the Company in the Next Financing, and (b) the amount determined by dividing (i) valuation cap, by (ii) the total number of Common Stock Equivalents immediately prior to the Next Financing Closing and conversion of this Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (178,206)	$ (228,817)
Valuation Allowance	178,206	228,817
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (2,061,427)	$ (1,883,221)
Valuation Allowance	2,061,427	1,883,221
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,908,267 and the Company had state net operating loss ("NOL") carryforwards of approximately $6,908,267. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11.   RELATED PARTY

On December 28, 2018, the Company received two loans from its founder and CEO, Brian Gannon in the aggregate amount of $135,000. The notes bear an interest rate of 5% per annum and has a maturity date as of December 28, 2022. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $122,500 and $135,000, respectively, and entire amount has been classified as current liability.

12.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 19, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $7,433,060, an operating cash flow loss of $786,458, and liquid assets in cash of $226,664, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Brian Gannon, Principal Executive Officer of California Labs, Inc., hereby certify that the financial statements of California Labs, Inc. included in this Report are true and complete in all material respects.

Brian Gannon

CEO and Principal Financial Officer